Exhibit 4.8
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the Company’s common stock is based upon the Company’s Articles of Incorporation, as amended (“Articles”), the Company’s Bylaws, as amended (“Bylaws”), and applicable provisions of law. We have summarized certain portions of our Articles and Bylaws below. This summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Articles and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.8 is a part.

Our authorized capital stock consists of 900,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.01 par value per share.
Common Stock
Dividend Rights. Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.
Voting Rights. Each share of our common stock entitles its holder to one vote on all matters voted on by the shareholders, including the election of directors. We have not provided for cumulative voting for the election of directors in our Articles.
Right to Receive Liquidation Distributions. Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, in the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders.
Rights and Preferences. Holders of our common stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
Our Board of Directors has the authority, without further action by our shareholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock by us could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

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Anti-Takeover Provisions
Washington Anti-Takeover Law
Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage unsolicited attempts to acquire us. An “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. “Significant business transactions” include, among other things:
•a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition;

•a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or

•liquidating or dissolving the target corporation.
After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.
Articles of Incorporation, as Amended and Bylaws, as Amended
Our Articles and Bylaws include a number of provisions that may have the effect of deterring takeovers or delaying or preventing changes in control or changes in our management that a shareholder might deem to be in the shareholder’s best interest. These provisions include the following:
•our Board of Directors may issue up to 100,000,000 shares of preferred stock, with any rights or preferences as it may designate;

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•our Articles and Bylaws provide that (1) until the declassification of our Board of Directors implemented by amendments to our Articles and Bylaws that became effective in January 2019 is fully phased in beginning with our 2022 annual meeting of shareholders, the current three-year terms of certain of our directors will remain in effect until their current terms expire, and (2) only our Board of Directors may change the size of our Board of Directors, which provisions together generally make it more difficult for shareholders to replace a majority of our Board of Directors;

•Washington law, our Articles and Bylaws limit the ability of shareholders from acting by written consent by requiring unanimous written consent for shareholder action to be effective;

•our Articles and Bylaws limit who may call a special meeting of shareholders to only our Board of Directors, Chairman, President, any Executive Vice President or the Secretary or shareholders owning an aggregate at least 10% of all votes entitled to be cast;

•our Bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us in writing, and specify requirements as to the form and content of a shareholder’s notice, which may preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders; and

•our Articles do not provide for cumulative voting for our directors, which may make it more difficult for shareholders owning less than a majority of our capital stock to elect any members to our Board of Directors.

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